UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)*


                         Banyan Mortgage Investment Fund
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                  066 82 P 106
                                 (CUSIP Number)

                                Monica Lord, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 715-9100
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 19, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with this statement: |_| (A fee is not required only if the reporting person: (i) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 11 Pages

                                  SCHEDULE 13D
CUSIP No.  066 82 P 106
-----------------------

1)  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Gabriel Capital, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |X|
                                                          (b)    |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                   WC
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             1,118,961
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        1,118,961
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         1,118,961
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.4%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------


                                Page 2 of 11 Pages

                                  SCHEDULE 13D
CUSIP No.  066 82 P 106
-----------------------
1)NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Ariel Fund Limited
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |X|
                                                          (b)    |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                   WC
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             1,650,393
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        1,650,393
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,650,393
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                           |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.5%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------


                                Page 3 of 11 Pages

                                  SCHEDULE 13D
CUSIP No.  066 82 P 106
-----------------------
1)NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Ariel Management Corp.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |X|
                                                          (b)    |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                   00
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             183,046
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             1,650,393
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        183,046
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        1,650,393
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         1,833,439
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                           |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.9%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------


                                Page 4 of 11 Pages

                                  SCHEDULE 13D
CUSIP No.  066 82 P 106
-----------------------
1)NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  J. Ezra Merkin
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |X|
                                                          (b)    |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                   00
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             183,046
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          2,769,354
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        183,046
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        2,769,354
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         2,952,400
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.2%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------


                                Page 5 of 11 Pages

                                  SCHEDULE 13D


         This Amendment No. 3 amends and supplements the following Items of the Reporting Persons' Statement on Schedule 13D, as previously amended by Amendment No. 1 dated November 27, 1995 and Amendment No. 2 dated May 14, 1996 (the "Schedule").

Item 4.  Purpose of Transaction.

         The information contained in Item 4 to the Schedule is hereby amended and supplemented to read in its entirety as follows:

         All of the shares of Common Stock reported herein were acquired for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

         With respect to the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D, see Exhibits A and B hereto containing letters sent by Gabriel to the Issuer on May 17, 1996 and November 19, 1996, respectively. Gabriel is continuing to consider its options with respect to its investment in the Issuer, including a possible proxy solicitation in opposition to the Issuer's proposed merger with RGI U.S. Holdings, Inc. and the acquisition of additional Common Stock from the Issuer, as described in the letters included as Exhibit A to Amendment No. 2 to Schedule 13D and Exhibits A and B to this Amendment No. 3 to Schedule 13D. The aforementioned private discretionary investment account has no interest, and there is no current intention for it to have an interest, in the courses of action described herein and in the aforementioned Exhibits.

         Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.  Interest in Securities of Issuer.

         The information contained in Items 5(a) and (b) to the Schedule is hereby amended and supplemented to read in its entirety as follows:

         (a) and (b) Gabriel is the beneficial owner of 1,118,961 shares of Common Stock, for a total beneficial ownership of 2.4% of the outstanding shares of Common Stock.

         Ariel Fund is the beneficial owner of 1,650,393 shares of Common Stock, for a total beneficial ownership of 3.5% of the outstanding shares of Common Stock.


                                Page 6 of 11 Pages

         Ariel, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,650,393 shares of Common Stock owned by Ariel Fund. In addition, Ariel has sole dispositive and voting power with respect to 183,046 shares of Common Stock purchased by a private discretionary investment account. Accordingly, Ariel may be deemed to be the beneficial owner of 1,833,439 shares of Common Stock, or 3.9% of the outstanding shares of Common Stock.

         As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,118,961 shares of Common Stock owned by Gabriel. In addition, as the sole shareholder and president of Ariel, Merkin may be deemed to have power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,650,393 shares of Common Stock owned by Ariel Fund and the 183,046 shares of Common Stock owned by Ariel's private account. Accordingly, Merkin may be deemed to be the beneficial owner of 2,952,400 shares of Common Stock, or 6.2% of the outstanding shares of Common Stock.

         The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 47,307,527 outstanding shares of Common Stock of the Issuer as of November 13, 1996, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

         Jack N. Mayer, a portfolio manager employed by Ariel and Merkin, individually owns 2,000 shares of Common Stock. The Reporting Persons disclaim beneficial ownership of these shares of Common Stock.

         (c) There were no transactions effected by the Reporting Persons during the past 60 days.

Item 7. Material to be filed as Exhibits

Exhibit A:  Letter to the Issuer dated May 17, 1996.
Exhibit B:  Letter to the Issuer dated November 19, 1996.


                                Page 7 of 11 Pages

Signature.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


                              GABRIEL CAPITAL, L.P.


                              By:/s/ J. Ezra Merkin
                                 --------------------
                                 Name: J. Ezra Merkin
                                 Title: General Partner


                              ARIEL FUND LIMITED


                              By: MEESPIERSON MANAGEMENT
                                  (CAYMAN) LIMITED


                              By:/s/ R.H. Hanson/ /s/ S.M. Wight
                                 -------------------------------
                                 Name: R.H. Hanson / S.M. Wight
                                 Title: Director   / Secretary



                               ARIEL MANAGEMENT CORP.


                              By:/s/ J. Ezra Merkin
                                 --------------------
                                 Name: J. Ezra Merkin
                                 Title: President


                              /s/ J. Ezra Merkin
                              --------------------
                                  J. Ezra Merkin


Dated:  November 19, 1996


                                 Page 8 of 11 Pages